1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No      ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 19, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2012 Second Quarter Earnings Conference

July 19, 2012

©2012 TSMC, Ltd

Open Innovation Platform™

Agenda

TSMC Property

Welcome

2Q12 Financial Results and 3Q12 Outlook CEO Message

Q&A

Elizabeth Sun Lora Ho Morris Chang Morris Chang / Lora Ho

©2012 TSMC, Ltd

Open Innovation Platform™

Safe Harbor Notice

TSMC Property

TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2012 and such other documents as TSMC may file with, or submit to, the SEC from time to time.

Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

©2012 TSMC, Ltd

Open Innovation Platform™

Income Statements

TSMC Property

Selected Items from Income Statements 2Q12 2Q12 Guidance 1Q12 2Q11 2Q12 over 1Q12 2Q12 over 2Q11

(In NT billions)

Net Sales 128.06 126 - 128 105.51 110.51 +21.4% +15.9%

Gross Margin 48.6% 47% - 49% 47.7% 46.0% +0.9 ppt +2.6 ppts

Operating Expenses (15.54)(14.92)(12.99) +4.2% +19.7%

Operating Margin 36.5% 34.5% - 36.5% 33.6% 34.3% +2.9 ppts +2.2 ppts

Non-Operating Items (0.79) 0.22 1.19 -464.8% -166.3%

Net Income 41.81 33.47 35.95 +24.9% 16.3%

Net Margin 32.7% 31.7% 32.5% +1.0 ppts +0.2 ppt

EPS (NT Dollar) 1.61 1.29 1.39 +24.9% 16.3%

ROE 26.0% 20.8% 24.5% +5.2 ppts +1.5 ppts

Shipment (Kpcs, 8”-equiv. Wafer) 3,701 2,919 3,291 +26.8% 12.5%

Average Exchange Rate—NTD/USD 29.60 29.71 28.86 -0.3% +2.6%

©2012 TSMC, Ltd

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2Q12 Revenue by Application

TSMC Property

Industrial/Standard 22%

Consumer 9%

Computer 21%

Communication 48%

Communication

QoQ +27%

1Q12 2Q12

Revenue (NT$B)

0 50

Computer

QoQ +20%

1Q12 2Q12

Revenue (NT$B)

0 50

Consumer

QoQ +9%

1Q12 2Q12

Revenue (NT$B)

0 50

Industrial/Standard

QoQ +39%

1Q12 2Q12

Revenue (NT$B)

0 50

©2012 TSMC, Ltd

Open Innovation Platform™

2Q12 Revenue by Technology

TSMC Property


0.25/0.35um
6%
0.5um+
2%
28nm
7%
0.15/0.18um
15%
0.11/0.13um
6%
90nm
10%
40/45nm
28%
65nm
26%

65nm and below revenue


Revenue (NT$B)
0
10
20
30
40
50
60
70
0%
10%
20%
30%
40%
50%
60%
70%
% of Sales
1Q09
3Q09
1Q10
3Q10
1Q11
3Q11
1Q12
28nm Rev (NT$B)
40nm Rev (NT$B)
65nm Rev (NT$B)
65nm and below combined as % of Sales

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Balance Sheets & Key Indices

TSMC Property

Selected Items from Balance Sheets 2Q12 1Q12 2Q11

(In NT billions) Amount% Amount% Amount%

Cash & Marketable Securities 188.37 21.3% 180.65 21.7% 159.13 20.3%

Accounts Receivable - Trade 54.94 6.2% 48.02 5.8% 46.19 5.9%

Inventory 30.78 3.5% 27.76 3.3% 31.52 4.0%

Long-Term Investment 28.16 3.2% 29.84 3.6% 34.84 4.4%

Net PP&E 548.15 62.0% 509.92 61.3% 477.89 61.0%

Total Assets 883.91 100.0% 831.89 100.0% 783.82 100.0%

Current Liabilities 211.85 23.9% 126.20 15.2% 205.49 26.2%

Long-Term Interest-bearing Debt 37.28 4.2% 37.30 4.5% 5.19 0.7%

Total Liabilities 253.85 28.7% 168.31 20.2% 215.46 27.5%

Total Shareholders’ Equity 630.06 71.3% 663.58 79.8% 568.36 72.5%

Key Indices

A/R Turnover Days 37 39 39

Inventory Turnover Days 44 47 53

Current Ratio (x) 1.3 2.1 1.2

Asset Productivity (x) (1) 1.0 0.8 1.0

(1) Asset productivity = Annualized net sales / Average net fixed assets.

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Cash Flows

TSMC Property

(In NT billions) 2Q12 1Q12 2Q11

Beginning Balance 170.82 143.47 129.45

Cash from operating activities 69.97 57.05 63.06

Capital expenditures (59.47)(48.57)(64.88)

Short-term loans (3.92) 8.76(1.04)

Proceeds from issuance of bonds 0.00 17.00 0.00

Repayment of bonds payable 0.00(4.50) 0.00

Investments and others 1.04(2.39) 24.39

Ending Balance 178.44 170.82 150.98

Free Cash Flow 10.50 8.48(1.82)

©2012 TSMC, Ltd

Open Innovation Platform™

Installed Capacity

2012 Overall Capacity +14%; 12-inch Capacity +21%

TSMC Property

FAB / (Wafer size) 4Q11 2011 1Q12 2Q12 3Q12 4Q12 2012

(A)(A)(A)(A)(F)(F)(F)

Fab-2( 6”) (1) 255 1,000 253 247 256 256 1,012

Fab-3( 8”) 304 1,184 298 300 304 306 1,208

Fab-5( 8”) 136 547 145 146 148 148 587

Fab-6( 8”) 286 1,128 298 296 298 298 1,191

Fab-8( 8”) 255 1,003 262 263 266 266 1,057

Fab-12( 12”) (2) 337 1,334 373 367 378 382 1,500

Fab-14( 12”) (2) 504 1,927 549 546 563 552 2,210

Fab-15( 12”) (2) 0 0 0 18 69 135 222

WaferTech( 8”) 107 429 110 111 112 112 444

TSMC China( 8”) 230 772 222 230 232 236 921

TSMC & Subsidiaries 3,352 12,963 3,553 3,579 3,776 3,915 14,823

(8” Equivalent Kpcs)

SSMC( 8”) 65 258 64 64 65 65 258

Total TSMC-managed 3,417 13,221 3,616 3,643 3,841 3,980 15,080

(8” Equivalent Kpcs)

(1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78.

(2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25.

©2012 TSMC, Ltd

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3Q12 Guidance

TSMC Property

Based on our current business outlook and exchange rate assumption, management expects:

Revenue to be between NT$ 136 billion and NT$ 138 billion, at a forecast exchange rate of 29.76 NT dollars to 1 US dollar

Gross profit margin to be between 46 % and 48%

Operating profit margin to be between 34 % and 36%

©2012 TSMC, Ltd

Open Innovation Platform™

TSMC Property

http://www.tsmc.com

invest@tsmc.com

©2012 TSMC, Ltd

Open Innovation Platform™